Exhibit 99.1

Jiuzi Holdings Inc. Signs Extension Agreement with Dongfeng Fengon and Plans to Launch Extended Range and Battery-Swapping electric MPV

HANGZHOU, China, Feb. 28, 2023 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a leading new energy vehicle (NEV) dealership group under the brand name “Jiuzi” in China, today announced that its subsidiary, Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. (“Jiuyao”) has entered into an extension agreement (“Extension Agreement”) with Chongqing Dongfeng Fengon Automobiles Sales Co., Ltd. (“Chongqing Fengon”), a subsidiary of Dongfeng Sokon Motor Co., Ltd. (“DFSK Motor”).

Pursuant to a purchase agreement (“Purchase Agreement”) signed by Jiuyao and Chongqing Fengon dated August 2, 2022, Jiuyao would purchase 5,000 micro electric passenger cars customized for Jiuyao (“Jiuyao Mini EV”) from Chongqing Fengon by December 28, 2022. However, due to the impact of the Covid-19 outbreak in China, delivery and sales fell behind the schedule. Considering mutual interest, the two parties have agreed to extend the original purchase deadline for six months, or, from December 28, 2022 to June 30, 2023. Under the Extension Agreement, the two parties have also agreed that the Purchase Agreement will include the trade of Jiuyao MPV, which was launched in October 2022.

Jiuyao MPV is custom-made vehicle based on Dongfeng Fengon’s MPV model “Fengon 380.” The customized version has an extra-large space of 5 cubic meters. It is equipped with BYD’s superior blade battery, enabling Jiuyao MPV’s CLTC, or the China Light-Duty Vehicle Test Cycle to range up to 310km. Since Jiuyao MPV has gained considerable accolades from the market, the Company plans to further launch an upgraded version in the first half of 2023. The new version will be installed with an extended-range battery, which allows the CLTC range to increase to 351km. Meanwhile, the battery can also be swapped so that Jiuyao MPV owners can change out dead or dying batteries for fully charged ones in a matter of minutes.

“We are pleased to see that we have extended the contract with Fengon. It is an important recognition of Jiuzi’s industry position and brand image in the domestic new energy vehicle retail market,” said Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc. “We are impressed with Fengon’s state-of-the-art technology, strong middle platform and back-office service capabilities. The success of our two custom-made models will strengthen our confidence to implement our new strategy to play a key role in connecting the automakers and the traditional car dealerships.”

About Dongfeng Fengon

Dongfeng Fengon (“Fengguang”) is a passenger car sub-brand under Dongfeng Sokon Motor Co., Ltd. (“DFSK Motor”). It is committed to building a passenger car brand with all categories of MPVs and SUVs. It currently has six SUV models: Fengon 500, Fengon 580 Red Star Edition, Fengon 580 Pro, Fengon ix5, Fengon ix7 and Fengon S560, as well as three MPV models, Fengon 330, Fengon 330S and Fengon 380. For more information, visit Fengguang’s website at https://www.dffengguang.com.cn.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. They are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent events, circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and its other filings with the SEC.

For more information, please contact:

Stephen Tong
Email: jiuzi@mana-ir.com